PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated April 20, 2006)	Registration No. 333-132445

BLOCKBUSTER INC.

150,000 Shares of

7 1/2% Series A Cumulative Convertible Perpetual Preferred Stock

(Liquidation Preference $1,000 per share)

and

29,126,250 Shares of

Class A Common Stock

(Par Value $0.01 per share)

The following information supplements the prospectus dated April 20, 2006 of Blockbuster Inc. relating to the resale by the selling securityholders named therein of 150,000 shares of our 7 1/2% Series A Cumulative Convertible Perpetual Preferred Stock (liquidation preference $1,000 per share), or “Series A Preferred Stock,” the shares of our class A common stock issuable upon conversion of the Series A Preferred Stock and any shares of our class A common stock that may be delivered in connection with a dividend payment on the Series A Preferred Stock. The shares of Series A Preferred Stock were originally issued and sold in a private placement to qualified institutional buyers on November 15, 2005.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The following information updates the information provided in the table under “Selling Securityholders” for the selling securityholders named below:

	Series A Preferred Stock				Class A Common Stock
Name	(a) Number of Shares Beneficially Owned Prior to the Offering	(b) Number of Shares That May Be Offered Hereby (1)	(c) Number of Shares To Be Owned After Completion of the Offering (2)	(d) Percent of Shares Beneficially Owned After the Offering (2)	(e) Number of Shares Beneficially Owned Prior to the Offering		(f) Number of Shares That May Be Offered Hereby (1) (3)	(g) Number of Shares To Be Owned After Completion of the Offering (2)		(h) Percent of Shares Beneficially Owned After the Offering (4)
Citigroup Global Markets Inc. (5)	3,250	3,250	0	*	631,069		631,069	0		*
HBK Master Fund L.P. (8)	5,000	5,000	0	*	4,077,875	(9)	970,875	3,107,000	(9)	2.55%
Q Funding III, L.P.	25,750	25,750	0	*	5,000,006		5,000,006	0		*

*	Less than 1%.

(1)	Unless otherwise indicated, each selling securityholder may offer any or all of the Series A Preferred Stock it beneficially owns, any or all of the class A common stock issuable upon conversion of the Series A Preferred Stock and any or all of the class A common stock that may be delivered in connection with a dividend payment on the Series A Preferred Stock.
(2)	Assumes the sale of all shares of Series A Preferred Stock and class A common stock offered pursuant to this prospectus.
(3)	Assumes conversion of all of the selling stockholders’ shares of Series A Preferred Stock at the conversion rate of 194.175 shares of common stock per share of Series A Preferred Stock. This conversion rate is subject to certain adjustments as specified in the Series A Preferred Stock certificate of designations. Accordingly, the number of shares of common stock that may be issued upon conversion of the Series A Preferred Stock may be adjusted from time to time. Fractional shares will not be issued upon conversion of the Series A Preferred Stock. Cash will be paid instead of fractional shares, if any. Assumes that no dividends on the Series A Preferred Stock will be paid in shares of class A common stock.
(4)	This percentage is calculated using as the numerator the number of shares of class A common stock included in the prior column and as the denominator 120,975,338 shares of class A common stock outstanding on June 23, 2006, plus the number of shares of class A common stock issuable upon conversion of the Series A Preferred Stock held by the selling securityholder included in column (f).
(5)	Citigroup Global Markets Inc. was one of the initial purchasers of the Series A Preferred Stock and was joint bookrunner for the private placement.
(8)	HBK Master Fund L.P. is also the beneficial owner of 5,337,715 shares of our class B common stock.
(9)	Includes 2,000,000 shares of class A common stock that may be acquired upon exercise of a call option.

Investing in the shares of Blockbuster Series A Preferred Stock and class A common stock involves risks that are described in the section entitled “Risk Factors” beginning on page 7 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 29, 2006.